SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2003

Commission File Number 0-28860

NET SERVIÃOS DE COMUNICAÃÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Condensed Consolidated Interim Financial Statements (Unaudited)

Net Serviços de Comunicação S.A.

March 31, 2003
with Independent Accountants Review Report

Net Serviços de Comunicação S.A.

Condensed Consolidated Interim Financial Statements (Unaudited)

Contents

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

The Board of Directors and Stockholders of
Net Serviços de Comunicação S.A.

We have reviewed the accompanying condensed consolidated balance sheet of Net Serviços de Comunicação S.A. and subsidiaries as of March 31, 2003 and the related condensed consolidated statements of operations and cash flows for the three-month periods ended March 31, 2003 and 2002 and the condensed consolidated statements of stockholders’ equity for the three-month period ended March 31, 2003 and of comprehensive loss for the three-month periods ended March 31, 2003 and 2002. These financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical review procedures to financial data, and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, which will be performed for the full year with the objective of expressing an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying condensed consolidated financial statements referred above for them to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheet of Net Serviços de Comunicação S.A. and subsidiaries as of December 31, 2002, and the related consolidated statement of operations, cash flows and stockholders’ equity for the year then ended (not presented herein) and in our report dated March 25, 2003, except for Note 20 thereto as to which the date is May 6, 2003, which report contained an explanatory paragraph regarding the Company’s ability to continue as a going concern. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2002, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

The accompanying condensed consolidated interim financial statements have been prepared assuming that Net Serviços de Comunicação S.A. will continue as a going concern. As more fully described in Note 1, the Company has incurred recurring operating losses and has a working capital deficiency. In addition, the Company has not complied with certain covenants of debt agreements. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

ERNST & YOUNG
Auditores Independentes S.C.

Pedro L. Siqueira Farah
Partner

São Paulo, Brazil
May 9, 2003

Net Serviços de Comunicação S.A.

Condensed Consolidated Statements of Balance Sheets ( Unaudited )
(Expressed in thousands of United States dollars, except share amounts )

                                                                               March 31,            December 31,
                                                                                 2003                    2002
                                                                     ----------------------- -----------------------
Assets
Current assets
    Cash and cash equivalents                                           US$          22,358  US$             15,755
    Trade accounts receivable, net of allowance for
     doubtful accounts of $13,079 and $11,916 as of   March 31, 2003
     and December 31, 2002                                                           32,257                  29,612
    Recoverable income tax                                                            2,581                   2,389
    Prepaid expenses                                                                  6,358                   3,109
    Other assets                                                                      1,514                   1,685
                                                                       --------------------- -----------------------
Total current assets                                                    US$          65,068  US$             52,550

Property and equipment, net                                                         355,647                 349,914
Investments and advances to equity investees                                          1,071                     857
Goodwill on acquisition of consolidated subsidiaries, net                           232,955                 221,687
Judicial deposits                                                                    33,331                  30,426
Deferred income taxes and recoverable tax                                             3,541                   3,437
Other long-term assets                                                                2,224                   1,552

                                                                       --------------------- -----------------------
Total assets                                                            US$         693,837   US$           660,423
                                                                       ===================== =======================

                                                                               March 31,            December 31,
                                                                                 2003                    2002
                                                                     ----------------------- -----------------------
Liabilities and stockholders' equity
Current liabilities
      Trade accounts payable                                          US$            23,261   US$            25,785
      Accounts payable to programmers                                                57,706                  51,060
      Income taxes payable                                                              380                     201
      Sales taxes                                                                    13,046                  13,586
      Payroll and related charges                                                     6,731                   5,680
      Short-term debt                                                               330,302                 323,748
      Deferred subscription revenue                                                  17,178                  14,846
      Interest payable                                                               63,486                  44,302
     Other payables and accrued expenses                                              3,214                   3,283
                                                                     ----------------------- -----------------------
Total current liabilities                                            US$            515,304     US$         482,491
Long-term liabilities
      Due to related companies                                                        2,050                   2,111
      Deferred sign-on and hook-up fee revenue                                       20,899                  19,980
      Other taxes                                                                     2,917                   3,725
      Reserve for contingencies                                                     123,063                 112,148
      Other payables and accrued  expenses                                            4,067                   3,718
                                                                     ----------------------- -----------------------
Total long-term liabilities                                          US$            152,996     US$         141,682
                                                                     ----------------------- -----------------------
Total liabilities                                                    US$            668,300     US$         624,173
                                                                     ----------------------- -----------------------

Stockholders’ equity
     Preferred stock, no par value shares authorized, issued
     and outstanding (2003 and 2002 - 1,198,784,187)                             1,493,279               1,493,279
     Common stock, no par value, issued and outstanding
     (2003 and 2002 – 828,371,343)                                                 811,737                 811,737
     Additional paid-in capital                                                     10,357                  10,357
     Accumulated deficit                                                        (2,058,622)             (2,046,629)
     Accumulated other comprehensive loss                                         (231,214)               (232,494)
                                                                     ----------------------- -----------------------
Total stockholders’ equity                                          US$             25,537   US$            36,250

                                                                     ----------------------- -----------------------
Total liabilities and stockholders’ equity                           US$           693,837   US$           660,423
                                                                     ======================= =======================

See notes to condensed consolidated financial statements.

Net Serviços de Comunicação S.A.
Condensed Consolidated Statements of Operations (Unaudited)
( Expressed in thousands of United States dollars, except per share and share amounts )

                                                            March 31,               March 31,
                                                               2003                   2002
                                                    ----------------------  ---------------------
Revenue
  Subscriptions                                     US$            90,668   US$          126,314
  Sign-on and hook-up fee                                           1,761                  3,371
  Telecommunication services                                        3,557                  5,546
  Other services                                                    5,178                  9,225
                                                    ----------------------  ---------------------
  Total revenue                                                   101,164                144,456
 Taxes and other deductions from revenues                         (18,576)               (24,326)
                                                    ----------------------  ---------------------
 Net operating revenue                                             82,588                120,130
                                                    ----------------------  ---------------------
 Programming and other direct operating costs                     (47,097)               (65,908)
 Selling, general and administrative expenses                     (16,338)               (20,717)
 Depreciation and amortization                                    (14,184)               (24,588)
 Other                                                                237                 (2,146)
                                                    ----------------------  ---------------------
 Operating costs and expenses                                     (77,382)              (113,359)
                                                    ----------------------  ---------------------
 Operating income                                                   5,206                  6,771

 Other income (expenses):
      Monetary indexation, net                                        393                (1,810)
      Gain on exchange rate, net                                   10,137                 1,052
      Interest expense                                            (15,069)              (19,167)
      Financial expense, net                                      (12,911)              (11,395)
      Interest income                                               2,141                 1,123
      Other                                                          (319)                   (9)
                                                    ----------------------  ---------------------
 Total other expenses                                             (15,628)              (30,206)
                                                    ----------------------  ---------------------
 Loss before equity in results of investees
      and minority interests                                      (10,422)              (23,435)

 Equity  (loss) gain  of investees                                 (1,437)                  211
                                                    ----------------------  ---------------------
 Loss before income taxes and cumulative effect
accounting changes                                                (11,859)              (23,224)

 Income tax expense                                                  (134)                 (429)
                                                    ----------------------  ---------------------
 Loss before cumulative effect accounting
changes                                                           (11,993)              (23,653)
                                                    ----------------------  ---------------------
Cumulative effect accounting changes                                    -              (367,733)
                                                    ----------------------  ---------------------
Net loss                                            US$           (11,993)   US$       (391,386)
                                                    ======================  =====================
 Basic and diluted loss per share before
cumulative accounting change                        US$            (0.01)    US$          (0.08)
                                                    ----------------------  ---------------------
Cumulative effect accounting changes                US$                -     US$          (1.31)
                                                    ----------------------  ---------------------
Loss per share, basic and diluted                   US$            (0.01)    US$          (1.39)
                                                    ----------------------  ---------------------
 Weighted average number of common
    and preferred shares outstanding                       2,027,155,530            281,125,286
                                                    ----------------------  ---------------------

See notes to condensed consolidated financial statements.

Net Serviços de Comunicação S.A.
Condensed Consolidated Statements of Cash Flows (Unaudited)
( Expressed in thousands of United States dollars)

                                                                         Three-months period ended
                                                                                 March 31,
                                                                            2003                 2002
                                                                  --------------------- ------------------
 Operating activities
 Net loss for the period                                          US$         (11,993)  US$      (23,653)
    Adjustments to reconcile net loss for the period
     to net cash provided by operating activities:
      Deferred sign-on and hook-up fee revenues                                   715                830
      Amortization of deferred sign-on and hook-up fee revenues                  (865)            (1,262)
      Equity in loss (gain) of investees                                        1,437               (211)
      Exchange losses, monetary indexation and interest, net                   10,196             21,724

      Depreciation and amortization                                            14,184             24,588
      Deferred income tax                                                        (166)               429
      Amortization of stock purchase plan compensation cost                         -                297
     (Increase) decrease in operating assets
      Trade accounts receivable                                                (1,518)            (1,945)
      Income taxes recoverable                                                     31              2,578
      Prepaid expenses and other assets                                        (4,045)            (4,590)
    Increase (decrease) in operating liabilities
      Accounts payable to suppliers and programmers                            (2,433)            15,843
      Income taxes payable                                                        162                  -
      Payroll and related charges                                                 718             (3,704)
      Sales Taxes, accruals and other payables and other                        1,306             10,415
                                                                  --------------------- ------------------
 Net cash provided by operating activities                                      7,729             41,339
                                                                  --------------------- ------------------
 Investing activities
 Acquisition of investments and advances to related
     companies, net of repayments                                                (124)                 -
 Acquisition of property and equipment                                         (3,701)           (11,012)
 Proceeds from sale of equipment                                                2,053              1,192
                                                                  --------------------- ------------------
 Net cash used in investing activities                                         (1,772)            (9,820)
                                                                  --------------------- ------------------
 Financing activities
 Short-term debt
    Issuances                                                                      37              6,870
    Repayments                                                                    (86)           (25,821)
 Long-term debt
    Issuances                                                                       -                  -
    Repayments                                                                      -            (11,102)
 Related party loans
    Issuances                                                                       2                 16
    Repayments                                                                     (6)               (30)
                                                                  --------------------- ------------------
 Net cash  used  in financing activities                                          (53)           (30,067)
                                                                  --------------------- ------------------
 Effect of exchange rate changes on cash and cash equivalents                     699                (18)
                                                                  --------------------- ------------------
 Increase in cash and cash equivalents                                           6,603             1,434
 Cash and cash equivalents at beginning of the period                           15,755            12,474
                                                                  --------------------- ------------------
 Cash and cash equivalents at end of the period                   US$           22,358  US$       13,908
                                                                  ===================== ==================
Supplemental disclosure of cash flow information
Cash paid for income taxes                                        US$                7  US$          433
Cash paid for interest                                            US$              173  US$        5,256

See notes to condensed consolidated financial statements.

Net Serviços de Comunicação S.A.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND COMPREHENSIVE LOSS
(Expressed in thousands of United States dollars, except share amounts)

                                                                                      Capital
                                                              ------------------------------------------------------
                                       Number of shares Issued                                                  Additional                      Accumulated other
                                                                                 Capital stock                    paid-in          Accumulated    Comprehensive
                                       Preferred        Common     Preferred        Common          Total         capital            deficit           Loss           Total
                                     ------------------------------------------------------------------------------------------------------------------------------------------
Changes in stockholders’ equity for
      the three month period
      ended March 31,2003

At January 1, 2003                  1,198,784,187   828,371,343   US$ 1,493,279   US$ 811,737   US$ 2,305,016    US$ 10,357    US$  (2,046,629)   US$ (232,494)   US$  36,250

Change in cumulative translation
 adjustment for the period                      -             -               -             -               -             -                  -           1,280          1,280

Loss for the period                             -             -               -             -               -            -             (11,993)              -        (11,993)

                          ------------------------------------------------------------------------------------------------------------------------------------------------------
 At March 31,  2003                 1,198,784,187   828,371,343   US$ 1,493,279   US$ 811,737   US$  2,305,016   US$ 10,357    US$   (2,058,622)  US$ (231,314)   US$  25,537
                          ======================================================================================================================================================

 Comprehensive loss for each of the three-                                                                                    Three-month periods ended March, 31
   month periods ended March 31, 2003 and 2002                                                                                         2003             2002
                                                                                                                                -------------------------------

    Loss for the period                                                                                                              (11,993)        (391,386)
    Cumulative Translation                                                                                                             1,280           (1,796)
Adjustments
                                                                                                                              ---------------------------------
 Total comprehensive loss                                                                                                        US$  10,713 )   US$ (393,182)
                                                                                                                              =================================

See notes to condensed consolidated financial statements.

Net Serviços de Comunicação S.A.

Notes to Condensed Consolidated Financial Statements (Unaudited)
(Expressed in thousands of United States dollars, unless otherwise stated)

1. The Company and its principal operations

Nature of Business

The Company and its subsidiaries provide cable television, high-speed Internet access and data transmission services through several cable networks located in the country’s largest cities.

The Company understands that it is essential to achieve balance in the short and medium terms and that the negotiations with its financial creditors should be completed so as to reach a balanced working capital structure that may provide a lower dependence on third-party short-term capital and a minimum refinancing risk in the medium term, which will make the Company less vulnerable to the Brazilian real / US dollar exchange rate volatility. This will be possible by tailoring a repayment stream that is consistent to its Business Plan in the medium term.

The Company's Management, aided by specialized financial restructuring and legal consultants, has been continuously working on clarifying the plan to its creditors to make the Company’s debt repayment proposal feasible .. During the week of March 17, 2003, the Company submitted a proposal to its creditors, along with the revised business plan. Management expects to complete such negotiations before the end of 2003.

In addition to the ongoing debt-restructuring plan, Management reviewed operating costs and adapted the Company’s investments levels to its cash flow. As part of this process, and based on analysis and recommendations from its Programming Committee ( a consulting body of its Board of Directors ) the Company is concluding the negotiation process with its main content providers through Net Brasil, aiming at detaching its programming costs from the US dollar indexation and align such cost with its revenues.

Certain obligations that came due since the Company’s Board of Directors announcement on December 2, 2002 about the decision to review the Company’s cash flow with a view towards achieving the proper balance and a sustainable capital structure were not paid.

Due to the failure to settle the above described obligations, which could have their payment flows impacted by the completion of the ongoing restructuring process, and the disputes regarding the compliance with restrictive contractual clauses, the Company is subject to the contingency of a collection suit from creditors, either independently or jointly.

Currently, overdue credits corresponding to 6.5% of total debt have been called by the bank and are subject to additional court proceedings. Based on the existing facts, Management does not believe that these court proceedings will affect the Company’s operating performance, nor its ability to continue the negotiations with creditors.

The exchange rate of the Brazilian real (“ R$” ) to the U.S. dollar was R$3,3531:US$1.00 at March 31, 2003 and R$3,5333:US$1.00 at December 31, 2002. At May 09, 2003 the exchange rate was R$2,8802:US$1.00. The strengthening of the Brazilian Real exchange rate should have a positive effect on the Company’s financial position and results of operations due to its high level of foreign currency denominated debt and programming costs.

2. Basis of presentation of the condensed consolidated interim financial statements

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments consisting of a normal recurring nature, considered necessary for a fair presentation, have been included.

The results of the three-month period ended March 31, 2003 are not necessarily indicative of the results that might be expected for the full year ending December 31, 2003.

The balance sheet at December 31, 2002 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The accompanying consolidated financial statements should be read in conjunction with the audited consolidated financial statements and footnotes for the year ended December 31, 2002.

Certain prior year amounts have been reclassified to conform to the current year’s presentation.

For further information, refer to the consolidated financial statements and footnotes thereto included in the Company’s annual report on Form 20-F for the year ended December 31, 2002.

3. Significant accounting policies

The accounts of the Company and its Brazilian subsidiaries and equity investee companies are maintained in Brazilian reais, which have been translated into U.S. dollars in accordance with the criteria established in Statement of Financial Accounting Standards (SFAS) 52 “ Foreign Currency Translation” .

The more significant accounting policies adopted in the preparation of the condensed consolidated interim financial statements are consistent with those adopted in the preparation of the audited consolidated financial statements as of December 31, 2002.

Advertising and marketing costs expensed in the condensed consolidated interim statement of operations for the three-month period ended March, 2003 and 2002 amounted to US$ 2,393 and US$ 3,866, respectively.

4. Recent accounting pronouncements

In June 2002, the FASB issued SFAS No. 146, “ Accounting for Disposal Obligations” , which became effective for the Company beginning January 1, 2003. SFAS No. 146 supersedes EITF Issue No. 94-3 “ Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)” . SFAS No. 146 addresses the accounting for and disclosure of costs to terminate an existing contractual obligation (including but not limited to operating leases), incremental direct and other costs associated with the related disposal activity and termination benefits (severance pay) provided to employees pursuant to a one-time benefit arrangement that does not constitute a preexisting or newly-created ongoing benefit plan. The adoption of SFAS No. 146 had no significant impact on our consolidated financial position or results of operations.

4. Recent accounting pronouncements ( Continued )

In November 2002, the FASB issued FASB Interpretation No. 45, “ Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others (an interpretation of FASB Statements No. 5, 57 and 107 and Rescission of Interpretation No. 34)” (“ FIN 45” ). This interpretation elaborates on the disclosures to be made by a guarantor in it interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. This interpretation does not prescribe a specific approach for subsequently measuring the guarantor’s recognized liability over the term of the related guarantee. This interpretation also incorporates, without change, the guidance in FASB Interpretation No. 34, “ Disclosure of Indirect Guarantees of Indebtedness to Others” , which is being superseded. The initial recognition and initial measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor’s fiscal year-end. The disclosure requirements in this Interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. The Company’s financial statements are not impacted by the application of this Interpretation.

In November 2002, the EITF reached a consensus on EITF No 02-16, “ Accounting for Consideration Received from a Vendor by a Customer” , which provides guidance as to how customers should account for cash consideration received from a vendor. EITF 02-16 presumes that cash received from a vendor represents a reduction of the prices of the vendor’s products or services, unless the cash received represents a payment for assets or services provided to the vendor or a reimbursement of costs incurred by the customer to sell the vendor’s products. The provisions of EITF 02-16 will apply to all agreements entered into or modified after December 31, 2002. The provisions of EITF 02-16 did not have a material impact on the Company’s consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148, “ Accounting for Stock-Based Compensation – Transition and Disclosure” , which amends SFAS No. 123, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method used on reported results. The disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002 and had no impact on our consolidated financial position and accompanying footnotes.

In January 2003, the FASB issued FASB Interpretation No. 46, “ Consolidation of Variable Interest Entities – and Interpretation of ARB No. 51” , (FIN 46” ). This interpretation of Accounting Research Bulletin No.51, “ Consolidated Financial Statements” , addresses consolidation by business enterprises of variable interest entities if certain criteria are met.

This Interpretation applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The Interpretation applies to public enterprises as of the beginning of the applicable interim or annual period, and it applies to non-public enterprises as of the end of the applicable annual period.

4. Recent accounting pronouncements ( Continued )

This Interpretation may be applied prospectively with a cumulative-effect adjustment as of the date on which it is first applied or by restating previously issued financial statements for one or more years with a cumulative-effect adjustment as of the beginning of the of the first year restated. The Company is still evaluating the impact of this interpretation on its financial statements. However, the Company does not believe that the adoption of FIN 46 will have a material impact on its results of operations and financial position.

In April 2003, the FASB issued FASB statement No. 149, “ Amendment of Statement 133 on Derivative Instruments and Hedging Activities “ (“ FAS 149” ). FAS 149 amends and clarified financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133 (“ FAS 133” ).

This statement is effective for contracts entered into or modified after June 30, 2003. The adoption of this statement will not have a material impact on the consolidated financial statements.

5. Goodwill on acquisition of consolidated subsidiaries, net

In January 2002, the Company adopted SFAS 142, which requires companies to stop amortizing goodwill and certain intangible assets with an indefinitive useful life. Instead, SFAS 142 requires that goodwill be reviewed for impairment upon adoption of FAS 142 (January 1, 2002) and annually thereafter.

Upon adoption of FAS 142 in 2002, the Company recorded a non-cash charge of US$367,733 to reduce the carrying value of Goodwill. Such charge was non operational in nature and was reflected as a cumulative effect of accounting change in the accompanying condensed consolidated statement of operations. In calculating the impairment charge, the fair value of the impaired reporting units was estimated using the discounted cash flow methodology. The impairment was associated with the decline in Company’s stock price since the acquisitions of Net Sul and Vicom were made during 2000.

During the fourth quarter 2002, the Company performed its annual impairment review for goodwill and recorded an additional charge of US$2,773 related to Vicom, which was recorded as a component of operating income in the statement of operations. The charge reflects Vicom’s lower than expected performance mainly due to lack of Capex investments during 2002. The cable reporting units had no additional impairment charge even considering the higher discount rates applied, mainly to the positive effects of the cost reduction measures taken since the acquisitions on their future cash flows.

Other than a gain on translation recorded through the cumulative translation adjustments there have been no other movements in goodwill accounts.

6. Property and equipment, net

Property and equipment consisted of:

                                                              March 31, 2003                    December 31, 2002
                                          -------------------------------------------------------------------------
                                                               Accumulated           Net Book        Net Book
                                                Cost           depreciation          Value            Value
                                          -------------------------------------------------------------------------

Cable network                                 US$   699,146     US$   (432,833)      US$ 266,313       US$ 264,834
Data processing equipment                            68,611            (38,637)           29,974            30,599
Buildings and improvements                            8,835             (5,234)            3,601             3,502
Fixtures, fittings and installations                  8,827             (4,364)            4,463             4,377
Vehicles                                              2,166             (1,641)              525               502
Other                                                54,593            (44,520)           10,073             7,588
                                          -------------------------------------------------------------------------
                                                    842,178           (527,229)          314,949           311,402
Cable construction materials                         39,780                  -            39,780            37,641
Land                                                    918                  -               918               871
                                          -------------------------------------------------------------------------
Total property and equipment, net               US$ 882,876       US$ (527,229)      US$ 355,647       US$ 349,914
                                          =========================================================================

7. Related party transactions

The Company engages in financial and commercial transactions with its subsidiaries and investees, stockholders and with companies related to stockholders.

The Company obtains programming from Net Brasil S.A., which in turn acquires such programming from Globosat Comunicações Ltda., a company related to Globo Group and from non-related parties pursuant to a distribution agreement. Globosat produces most of the Portuguese language content distributed by the Company, such as SportTV, GNT channel, Globo News, Shoptime, Multishow, Futura and Canal Brasil. Globosat also acquires programming from third parties. As part of the programming agreement with Net Brasil, the Company has exclusivity rights in the distribution of Globosat programming to its franchising areas, with the exception of Sky Brasil Serviços Ltda. (formerly Net Sat Serviços Ltda), the Globo Group arm that distributes video content through its DBS systems.

The amounts paid to Net Brasil related to broker commission to the period ended March 31, 2003 was US$ 512 ( March 31, 2002 – US$ 625 ). The amounts paid to Globosat for programming during the period ended March 31,2003 was US$ 7,279 ( March 31, 2002 – US$ 2,539). The Company’s program guide is produced by Editora Globo S.A., a publishing company related to Globo Group. The amounts paid to Editora Globo S.A. during the period ended March 31, 2003 was US$ 1,263 ( March 31, 2002 – US$ 1,937).

7. Related party transactions ( Continued )

The amounts due to Net Brasil S.A. and Globosat Comunicações Ltda. are classified as “ Accounts payable to programmers” under current liabilities.

                                              March 31, 2003                  December 31, 2002
                                     ---------------------------------- ------------------------------
                                          Assets        Liabilities        Assets       Liabilities
                                     ---------------------------------- ------------------------------

Distel Holding S.A.                  US$        -      US$         631  US$      -     US$        566
RBS Administração e Cobrança Ltda.              -                  332           -                315
Net Brasil S.A                                  -               57,693           -             49,927
Globosat Comunicações Ltda.                     -                  799           -              2,223
Other                                           -                    -          14                  -
                                     ---------------------------------- ------------------------------
                                      US$       -      US$      59,455   US$    14     US$     53,031
                                     ================================== ==============================

The Company enters into various financial transactions with entities affiliated to Banco Bradesco, a related party to Bradesplan Participações S.A.

8. Debt

The debt consisted of:

                                                                                March 31,        December 31,
                                                                                   2003              2002
                                                                            -------------------------------------
U.S.dollar denominated debt:
(i)    Multicanal Senior Guaranteed Notes                                      US$    97,692    US$    97,692
(ii)   Net Sul Floating Rate Notes                                                    72,300           72,300
(iii)  Trade Financing Loans                                                          20,612           20,612
(iv)   Working Capital Loans                                                          17,030           17,030
(v)    Facilities from the International Finance Corporation IFC                      11,681           11,681
                                                                             ------------------------------------
                                                                                     219,315          219,315
Brazilian R$ denominated debt:
(vi)   Non-Convertible debentures                                                     58,197           55,229
(iv)   Working Capital Loans                                                          31,926           30,056
(vii)  Convertible Debentures with interest due annually at an annual
       interest rate of 12% over the indexation at the IGPM domestic index            12,745           11,444
Other                                                                                  8,119            7,704
                                                                            -------------------------------------
                                                                                     110,987          104,433
                                                                            -------------------------------------
Short-term debt                                                                US$   330,302    US$   323,748
                                                                            =====================================

The various annual base rates used to determine the interest rate of the Company’s debt at March 31, 2003 and December 31, 2002, follows:

                                                         March 31,       December 31,
                                                            2003              2002
                                                     ------------------------------------
LIBOR                                                       1.28%             1.44%
TJLP                                                          11%               10%
CDI                                                        26.23%            24.83%
IGPM                                                       32.48%            25.30%

8. Debt ( Continued )

(i) Senior Guaranteed Notes

On June 18, 1996, Net Serviços de Comunicação issued US$ 185,000 of 12.625% Senior Guaranteed Notes (the “ Notes” ) due June 18, 2004 with interest on the Notes is payable semiannually on June 18 and December 18 of each year commencing December 18, 1996.

The Senior Guaranteed Notes are senior unsecured obligations of Net Serviços and have priority equal to all existing and future senior unsecured indebtedness. The Senior Guaranteed Notes are unconditionally guaranteed, on a joint and several basis, by each of the Company’s subsidiaries, except for Anápolis, Net Rio S.A., Net Brasília S.A. and Net Recife S.A and others subsidiaries acquired after its issue. Additionally, each guarantee is a senior unsecured obligation of the subsidiary guarantors and has liquidation priority equal to all existing and future senior unsecured indebtedness of the subsidiary guarantors.

According to the terms of the Senior Notes payments in respect of the Notes are not subject to withholding taxes imposed by Brazilian tax authorities provided that the Notes are not redeemed prior to June 18, 2004. If the Notes are redeemed for any reason prior to June 18, 2004, then the Company will be required to pay withholding taxes retroactively on interest, fees and commissions paid in connection with the Notes from the date of issuance. The Company recorded an accrual for these potential withholding taxes expenses in the amount of US$ 14,030 in connection with the notes maturity acceleration.

At March 31, 2003, the Company is in compliance with the net debt over operating cash flow financial covenant, which as defined in the agreement should not exceed 6.0 ratio for that period.

(ii) Net Sul Floating Rate Notes

On October 28, 1997 Net Sul Comunicações Ltda. issued US$ 80,000 in Floating Rate Notes, the US$ 48,000 Series A Floating Rate Notes due 2005 (the “ Series A Notes” ), the US$ 11,000 Series B Floating Rate Notes due 2005 (the “ Series B Notes” ) and the US$ 21,000 Series C Floating Rate Notes due 2005 (the “ Series C Notes” ), together the “ Floating Rate Notes” . Interest on the Floating Rate Notes is payable in arrears on January 31, April 30, July 31 and October 31 in each of the year as from January 31, 1998. Floating Notes Series A bear interest of LIBOR plus 3.625% and Series B and C, LIBOR plus 3.00%. The Floating Rate Notes are jointly, severally and unconditionally guaranteed by each Net Sul subsidiary guarantors.

Due to acquisition of Net Sul Comunicações Ltda., the Company guaranteed and renegotiated certain conditions of the Floating Rate Notes, including the first redemption option due on October 28, 2000. The new redemption options are US$ 32,000 due in October 2002 and US$ 48,000 due in October 2003 with a final due date in October 2005.

On August 30, 2002, deadline for the exercise of the US$ 32 million Notes, holders of Notes in the amount of US$ 7.7 million, representing 24% of the total notified the Company of their option. On October 30, 2002, the wholly owned subsidiary Jonquil Ventures Limited acquired the Notes from these holders in the secondary market.

8. Debt ( Continued )

(ii) Net Sul Floating Rate Notes (Continued)

The “ Floating Rate Notes “ issuance agreement determines that the Company should maintain the interest coverage ratio, EBITDA (income before tax, interest, depreciation and amortization) over net interest expense, as defined in the agreement above 2.00 for the fiscal year 2003. On March 31, 2003, this ratio was 0.87, calculated according to the terms of the agreement and based on USGAAP.

(iii) Trade Financing Loans

Trade Financing loans are short-term loans with local banks, guaranteed by the Company or its wholly-owned subsidiary Multicanal Telecomunicações S.A. or a combination thereof. Average nominal interest rates were LIBOR plus 0.125% per annum at March 31, 2003 (7.90% at December 31, 2002). As described in Note 1, since the announcement of the Company’s debt discussions with creditors no payments of principal and interest have been made.

(iv) Working Capital Loans

The working capital loans obtained at local banks bear interest of CDI plus 3.10% per annum. These loans became overdue in December 2002 and include interest and other penalties accrued according to the agreements. As described in Note 1, since the announcement of the Company’s debt discussions with creditors no payments of principal and interest have been made.

(v) International Finance Corporation (IFC)

The IFC Facility bears interest at a variable interest rate equal from 2.75% to 3% per annum over the six-month U.S. dollar LIBOR.

The Company did not fulfill the interest payment of US$ 398,5 due on April 15, 2003.

The Company is not in compliance with the financial covenants related to the IFC debt.

(vi) Non-Convertible Debentures due December 3, 2003

On February 07, 2001, the Company issued Real – denominated debentures in an aggregate principal amount of R$ 200,000 thousand (equivalent to US$ 98,039 on issuance date) 20,000 non-convertible nominative debentures, with a face value of R$ 10 each (equivalent to US$ 4.90 on issuance date).

The Company is in compliance with the financial covenants related to the non-convertible debentures.

8. Debt ( Continued )

(vii) Convertible Debentures due December 1, 2006

From November 1999 through January 2000, the Company issued 3,500 Real – denominated convertible debentures, each of which with a face value of R$ 100 thousand (equivalent to US$ 51.74 on that date), in an aggregate principle amount of R$ 350,000 thousand (equivalent to US$ 181,090 on that date), convertible into preferred shares maturing in December 2006.

The Company is in compliance with the financial covenants related to the convertible debentures.

9. Stockholder’s equity

Capital stock can be increased up to the limit of R$5,000,000.

Preferred stock is non-voting and participates with a 10% premium over common stock in the distribution of earnings; however, it is entitled to right of first refusal on liquidation in the event of dissolution of the Company. Stockholders are entitled by Brazilian law to a minimum dividend, payable in Brazilian reais, equivalent to 25% of local currency net income calculated in accordance with Brazilian Corporation Law. At March 31, 2003, the Company’s local currency financial statements presented an accumulated deficit of US$ 22,820.

10. Commitments and contingencies

Taxes and contributions, determined and withheld by the Company and its subsidiaries, as well as their tax, and corporate records and tax returns, are subject to examination by tax authorities during different expiration periods, pursuant to applicable legislation.

The Company and its subsidiaries are party to certain legal proceedings involving tax, labor, civil and other claims, arising in the ordinary course of business.

The reserves for contingent liabilities are summarized below:

                                              March 31,                   December 31,
                                                2003                         2002
                                    ----------------------------- ----------------------------
Tax related matters                        US$     109,566               US$     99,525
Labor related claims                                 7,333                        6,958
Civil related claims                                 6,164                        5,665
                                    ----------------------------- ----------------------------
Total                                         US$  123,063                 US$  112,148
                                    ============================= ============================

The Company reviewed and adjusted the reserves for contingencies previously established, as described in the audited consolidated financial statements as of December 31, 2002. As part of this review and in connection with new tax risks arising in 2003, a reserve of US$ 535,6 was established to cover potential losses associated with the PIS and COFINS taxation over exchange gains.

10. Commitments and contingencies ( Continued )

Civil proceedings arise in the normal course of business corresponding mainly to indemnifications for moral and material damages filled by subscribers, as well as public lawsuits related to the revision of certain provisions of the cable subscription agreement and subscription price realignment. Management has established the reserves deemed appropriated to cover probable losses on civil proceedings.

Labor proceedings arise primarily from employees of subcontractors, in conjunction with the high turnover in the industry. Management has established the reserves for probable losses arising from these proceedings.

In connection with some of these proceedings, the Company was required to place deposits with the related judicial court. These judicial deposits will only be released upon a favorable final court decision. The aggregated amount of deposits made with related is US$ 33,331 (December 31, 2002 -US$ 30,426), which is available to offset payments required under ultimate unfavorable court decisions.

While it is impossible to determine with certainty the ultimate outcome of these matters, management has established reserves when it can reasonably estimate probable losses based on its analysis of the pending disputes and on the opinion of its legal counsel.

11. Subsequent events

On May 6, 2003 the Company received a notification from NASDAQ stating that the closing bid price of the Company’s ADSs had been at $1.00 per share or greater for at least 10 consecutive trading days. Accordingly, the Company has regained compliance with the Marketplace Rule 4450(b)(4) and this matter was closed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 27, 2003

NET SERVIÃOS DE COMUNICAÃÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.